As Filed with the Securities and Exchange Commission on December 18, 2017

Securities Act File No. 333-219089

united states SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM N-14

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __ [_]
Post-Effective Amendment No. 1 [X]

DEUTSCHE MARKET TRUST

(Exact Name of Registrant as Specified in Charter)

345 Park Avenue
New York, NY 10154

(Address of Principal Executive Offices) (Zip Code)

617-295-1000

(Registrant’s Area Code and Telephone Number)

John Millette, Secretary
One International Place
Boston, Massachusetts 02110

(Name and Address of Agent for Service)

With copies to:

John S. Marten Vedder Price P.C. 222 North LaSalle Street Chicago, IL 60601

No filing fee is required because an indefinite number of shares of the Registrant have previously been registered pursuant to Section 24(f) of the Investment Company Act of 1940, as amended.

This Post-Effective Amendment No. 1 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

This amendment to the Registration Statement on Form N-14 filed with the Commission on June 30, 2017 (Accession No. 0000088053-17-001084, 1933 Act Registration No. 333-219089), is being filed solely in order to add, as Exhibit 12 to the

Registration Statement, the Opinion of Vedder Price P.C. as to Tax Matters. The prospectus/proxy statement and statement of additional information included in the Registration Statement are incorporated herein by reference.

PART C. OTHER INFORMATION

Item 15.	Indemnification

Article IV of the Registrant’s Amended and Restated Declaration of Trust (Exhibit (a)(1) hereto, which is incorporated herein by reference) provides in effect that the Registrant will indemnify its officers and trustees under certain circumstances. However, in accordance with Section 17(h) and 17(i) of the Investment Company Act of 1940 and its own terms, said Article of the Amended and Restated Declaration of Trust does not protect any person against any liability to the Registrant or its shareholders to which such Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

Each of the trustees who is not an “interested person” (as defined under the Investment Company Act of 1940) of Registrant (a “Non-interested Trustee”) has entered into an indemnification agreement with Registrant, which agreement provides that the Registrant shall indemnify the Non-interested Trustee against certain liabilities which such Trustee may incur while acting in the capacity as a trustee, officer or employee of the Registrant to the fullest extent permitted by law, now or in the future, and requires indemnification and advancement of expenses unless prohibited by law. The indemnification agreement cannot be altered without the consent of the Non-interested Trustee and is not affected by amendment of the Agreement and Declaration of Trust. In addition, the indemnification agreement adopts certain presumptions and procedures which may make the process of indemnification and advancement of expenses more timely, efficient and certain. In accordance with Section 17(h) of the Investment Company Act of 1940, the indemnification agreement does not protect a Non-interested Trustee against any liability to the Registrant or its shareholders to which such Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

The Registrant has purchased insurance policies insuring its officers and trustees against certain liabilities which such officers and trustees may incur while acting in such capacities and providing reimbursement to the Registrant for sums which it may be permitted or required to pay to its officers and trustees by way of indemnification against such liabilities, subject to certain deductibles.

On April 5, 2002, Zurich Scudder Investments, Inc. (“Scudder”), the investment advisor, now known as Deutsche Investment Management Americas Inc. (“DIMA”), was acquired by Deutsche Bank AG, not including certain U.K. Operations (the “Transaction”). In connection with the Trustees’ evaluation of the Transaction, Deutsche Bank agreed to indemnify, defend and hold harmless Registrant and the trustees who were not “interested persons” of Scudder, Deutsche Bank or Registrant (the “Non-interested Trustees”) for and against any liability and claims and expenses based upon or arising from, whether in whole or in part, or directly or indirectly, any untrue statement or alleged untrue statement of a material fact made to the Independent Trustees by Deutsche Bank in connection with the Non-interested Trustees’ consideration of the Transaction, or any omission or alleged omission of a material fact necessary in order to make statements made, in light of the circumstances under which they were made, not misleading.

DIMA, the investment advisor, has agreed, subject to applicable law and regulation, to indemnify and hold harmless the Registrant against any loss, damage, liability and expense, including, without limitation, the advancement and payment, as incurred, of reasonable fees and expenses of counsel (including counsel to the Registrant and counsel to the Non-interested Trustees) and consultants, whether retained by the Registrant or the Non-interested Trustees, and other customary costs and expenses incurred by the Registrant in connection with any litigation or regulatory action related to possible improper market timing or other improper trading activity or possible improper marketing and sales activity in the Registrant (“Private Litigation and Enforcement Actions”). In the event that this indemnification is unavailable to the Registrant for any reason, then DIMA has agreed to contribute to the amount paid or payable by the Registrant as a result of any loss, damage, liability or expense in such proportion as is appropriate to reflect the relative fault of DIMA and the Registrant with respect to the matters which resulted in such loss, damage, liability or expense, as well as any other relevant equitable considerations; provided, however, if no final determination is made in such action or proceeding as to the relative fault of DIMA and the Registrant, then DIMA shall pay the entire amount of such loss, damage, liability or expense.

In recognition of its undertaking to indemnify the Registrant, DIMA has also agreed, subject to applicable law and regulation, to indemnify and hold harmless each of the Non-interested Trustees against any and all loss, damage, liability and expense, including without limitation the advancement and payment as incurred of reasonable fees and expenses of counsel and consultants, and other customary costs and expenses incurred by the Non-interested Trustees, arising from the Private Litigation and Enforcement Actions, including without limitation:

1.	all reasonable legal and other expenses incurred by the Non-interested Trustees in connection with the Private Litigation and Enforcement Actions, and any actions that may be threatened or commenced in the future by any person (including any governmental authority), arising from or similar to the matters alleged in the Private Litigation and Enforcement Actions, including without limitation expenses related to the defense of, service as a witness in, or monitoring of such proceedings or actions;

2.	all liabilities and expenses incurred by any Non-interested Trustee in connection with any judgment resulting from, or settlement of, any such proceeding, action or matter;

3.	any loss or expense incurred by any Non-interested Trustee as a result of the denial of, or dispute about, any insurance claim under, or actual or purported rescission or termination of, any policy of insurance arranged by DIMA (or by a representative of DIMA acting as such, acting as a representative of the Registrant or of the Non-interested Trustees or acting otherwise) for the benefit of the Non-interested Trustee, to the extent that such denial, dispute or rescission is based in whole or in part upon any alleged misrepresentation made in the application for such policy or any other alleged improper conduct on the part of DIMA, any of its corporate affiliates, or any of their directors, officers or employees;

4.	any loss or expense incurred by any Non-interested Trustee, whether or not such loss or expense is otherwise covered under the terms of a policy of insurance, but for which the Non-interested Trustee is unable to obtain advancement of expenses or indemnification under that policy of insurance, due to the exhaustion of policy limits which is due in whole or in part to DIMA or any affiliate thereof having received advancement of expenses or indemnification under that policy for or with respect to a matter which is the subject of the indemnification agreement; provided, however, the total amount which DIMA will be obligated to pay under this provision for all loss or expense, will not exceed the amount that DIMA and any of its affiliate actually receive under that policy or insurance for or with respect to a matter which is the subject of the indemnification agreement; and

5.	all liabilities and expenses incurred by any Non-interested Trustee in connection with any proceeding or action to enforce his or her rights under the agreement, unless DIMA prevails on the merits of any such dispute in a final, nonappealable court order.

DIMA is not required to pay costs or expenses or provide indemnification to or for any individual Non-interested Trustee (i) with respect to any particular proceeding or action as to which the Board of the Registrant has determined that such Non-interested Trustee ultimately will not be entitled to indemnification with respect thereto, or (ii) for any liability of the Non-interested Trustee to the Registrant or its shareholders to which such Non-interested Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the Non-interested Trustee’s duties as a Trustee of the Registrant as determined in a final adjudication in such proceeding or action. In addition, to the extent that DIMA has paid costs or expenses under the agreement to any individual Non-interested Trustee with respect to a particular proceeding or action, and there is a final adjudication in such proceeding or action of the Non-interested Trustee’s liability to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the Non-interested Trustee’s duties as a Trustee of the Registrant, such Non-interested Trustee has undertaken to repay such costs or expenses to DIMA.

Item 16.	Exhibits

	(1)	(a)	Amended and Restated Agreement and Declaration of Trust dated June 2, 2008. (Incorporated by reference to Post-Effective Amendment No. 73 to the Form N-1A Registration Statement, File No. 002-21789, as filed on December 31, 2008.)

		(b)	Amended and Restated Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Without Par Value, dated January 22, 2009. (Incorporated by reference to Post-Effective Amendment No. 75 to the Form N-1A Registration Statement, File No. 002-21789, as filed on December 31, 2009.)

		(c)	Certificate of Amendment of Declaration of Trust, dated January 12, 2011. (Incorporated by reference to Post-Effective Amendment No. 78 to the Form N-1A Registration Statement, File No. 002-21789, as filed on February 11, 2011.)

		(d)	Amended and Restated Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Without Par Value, dated January 12, 2011. (Incorporated by reference to Post-Effective Amendment No. 78 to the Form N-1A Registration Statement, File No. 002-21789, as filed on February 11, 2011.)

		(e)	Amended and Restated Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Without Par Value, dated September 9, 2011. (Incorporated by reference to Post-Effective Amendment No. 90 to the Form N-1A Registration Statement, File No. 002-21789, as filed on November 30, 2011.)

		(f)	Amended and Restated Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Without Par Value, dated January 11, 2012. (Incorporated by reference to Post-Effective Amendment No. 98 to the Form N-1A Registration Statement, File No. 002-21789, as filed on July 26, 2012.)

		(g)	Amended and Restated Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Without Par Value, dated May 16, 2012. (Incorporated by reference to Post-Effective Amendment No. 98 to the Form N-1A Registration Statement, File No. 002-21789, as filed on July 26, 2012.)

		(h)	Amended and Restated Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Without Par Value, dated January 11, 2012. (Incorporated by reference to Post-Effective Amendment No. 105 to the Form N-1A Registration Statement, File No. 002-21789, as filed on July 31, 2013.)

		(i)	Amended and Restated Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Without Par Value, dated May 15, 2013. (Incorporated by reference to Post-Effective Amendment No. 107 to the Form N-1A Registration Statement, File No. 002-21789, as filed on October 2, 2013.)

	(j)	Amended and Restated Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Without Par Value, dated March 7, 2014. (Incorporated by reference to Post-Effective Amendment No. 113 to the Form N-1A Registration Statement, File No. 002-21789, as filed on March 31, 2014.)

	(k)	Amendment of Amended and Restated Declaration of Trust, dated July 9, 2014. (Incorporated by reference to Post-Effective Amendment No. 115 to the Form N-1A Registration Statement, File No. 002-21789, as filed on July 29, 2014.)

	(l)	Amended and Restated Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Without Par Value, dated July 9, 2014. (Incorporated by reference to Post-Effective Amendment No. 115 to the Form N-1A Registration Statement, File No. 002-21789, as filed on July 29, 2014.)

	(m)	Amended and Restated Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Without Par Value, dated July 9, 2014. (Incorporated by reference to Post-Effective Amendment No. 117 to the Form N-1A Registration Statement, File No. 002-21789, as filed on August 22, 2014.)

	(n)	Amended and Restated Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Without Par Value, dated February 12, 2016. (Incorporated by reference to Post-Effective Amendment No. 131 to the Form N-1A Registration Statement, File No. 002-21789, as filed on February 26, 2016.)

	(o)	Amended and Restated Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Without Par Value, dated April 15, 2016. (Incorporated by reference to Post-Effective Amendment No. 134 to the Form N-1A Registration Statement, File No. 002-21789, as filed on April 25, 2016.)

	(p)	Amended and Restated Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Without Par Value, dated December 2, 2016. (Incorporated by reference to Post-Effective Amendment No. 141 to the Form N-1A Registration Statement, File No. 002-21789, as filed on January 31, 2017.)

(2)		Amended and Restated Bylaws dated December 1, 2015. (Incorporated by reference to Post-Effective Amendment No. 128 to the Form N-1A Registration Statement, File No. 002-21789, as filed on November 30, 2015.)

(3)		Not applicable.

(4)		Form of Agreement and Plan of Reorganization. (Incorporated by reference to Appendix B to Part A of Pre-Effective Amendment No. 1 to the Form N-14 Registration Statement, File No. 333-219089, as filed on September 1, 2017.)

(5)	(a)	Instruments defining the rights of shareholders, including the relevant portions of: The Amended and Restated Declaration of Trust, dated June 2, 2008, as amended through December 2, 2016 (see Section 5.2), and the Amended and Restated Bylaws, dated December 1, 2015 (see Article 9). (Incorporated by reference to exhibits (1)(a) to (1)(p) and (2) to this Registration Statement on Form N-14.)

	(b)	Text of Share Certificate. (Incorporated by reference to Post-Effective Amendment No. 49 to the Form N-1A Registration Statement, File No. 002-21789, as filed on January 30, 1996.)

(6)	(a)	Amended and Restated Investment Management Agreement between the Registrant, on behalf of DWS Balanced Fund (now known as Deutsche Global Income Builder Fund) and Deutsche Investment Management Americas Inc. (dated May 1, 2008). (Incorporated by reference to Post-Effective Amendment No. 113 to the Form N-1A Registration Statement, File No. 002-21789, as filed on March 31, 2014.)

	(b)	Investment Management Agreement between the Registrant and Deutsche Investment Management Americas Inc., on behalf of Deutsche Real Assets Fund (formerly known as Deutsche Alternative Asset Allocation Fund), dated April 26, 2016. (Incorporated by reference to Post-Effective Amendment No. 134 to the Form N-1A Registration Statement, File No. 002-21789, as filed on April 25, 2016.)

	(c)	Investment Advisory Agreement between Deutsche Investment Management Americas Inc. and Cayman Real Assets Fund, Ltd., a subsidiary of Deutsche Real Assets Fund (formerly known as Deutsche Alternative Asset Allocation Fund), dated April 26, 2016. (Incorporated by reference to Post-Effective Amendment No. 134 to the Form N-1A Registration Statement, File No. 002-21789, as filed on April 25, 2016.)

	(d)	Investment Sub-Advisory Agreement between Deutsche Investment Management Americas Inc. and RREEF America L.L.C., relating to Deutsche Real Assets Fund (formerly known as Deutsche Alternative Asset Allocation Fund), dated April 26, 2016. (Incorporated by reference to Post-Effective Amendment No. 134 to the Form N-1A Registration Statement, File No. 002-21789, as filed on April 25, 2016.)

	(e)	Investment Sub-Advisory Agreement between Deutsche Investment Management Americas Inc. and Deutsche Alternative Asset Management (Global) Limited, relating to Deutsche Global Income Builder Fund, dated March 1, 2017. (Incorporated by reference to Post-Effective Amendment No. 143 to the Form N-1A Registration Statement, File No. 002-21789, as filed on March 15, 2017.)

	(f)	Investment Sub-Advisory Agreement between Deutsche Investment Management Americas Inc. and RREEF America L.L.C., with regard to Cayman Real Assets Fund, Ltd., a subsidiary of Deutsche Real Assets Fund (formerly known as Deutsche Alternative Asset Allocation Fund), dated April 26, 2016. (Incorporated by reference to Post-Effective Amendment No. 134 to the Form N-1A Registration Statement, File No. 002-21789, as filed on April 25, 2016.)

(7)	(a)	Master Distribution Agreement between the Registrant and DWS Investments Distributors, Inc. (now known as Deutsche AM Distributors Inc.) dated January 13, 2010. (Incorporated by reference to Post-Effective Amendment No. 76 to the Form N-1A Registration Statement, File No. 002-21789, as filed on February 26, 2010.)

	(b)	Appendix A, as amended May 1, 2017, to Master Distribution Agreement, dated January 13, 2010. (Incorporated by reference to Post-Effective Amendment No. 145 to the Form N-1A Registration Statement, File No. 002-21789, as filed on July 27, 2017.)

	(c)	Form of Selling Group Agreement. (Incorporated by reference to Post-Effective Amendment No. 141 to the Form N-1A Registration Statement, File No. 002-21789, as filed on January 31, 2017.)

(8)		Not applicable.

(9)	(a)	Master Custodian Agreement between the Registrant and State Street Bank and Trust Company dated November 17, 2008. (Incorporated by reference to Post-Effective Amendment No. 73 to the Form N-1A Registration Statement, File No. 002-21789, as filed on December 31, 2008.)

	(b)	Amendment, effective as of January 20, 2017, to the Master Custodian Agreement between the Registrant and State Street Bank and Trust Company, dated November 17, 2008. (Incorporated by reference to Post-Effective Amendment No. 145 to the Form N-1A Registration Statement, File No. 002-21789, as filed on July 27, 2017.)

	(c)	Appendix A, effective as of March 24, 2017, to the Master Custodian Agreement dated November 17, 2008. (Incorporated by reference to Post-Effective Amendment No. 145 to the Form N-1A Registration Statement, File No. 002-21789, as filed on July 27, 2017.)

(10)	(a)	Rule 12b-1 Plan for Scudder Total Return Fund (now known as Deutsche Global Income Builder Fund) – Class A shares, dated July 1, 2001. (Incorporated by reference to Post-Effective Amendment No. 58 to the Form N-1A Registration Statement, File No. 002-21789, as filed on February 28, 2002.)

	(b)	Rule 12b-1 Plan for Deutsche Global Income Builder Fund - Class T shares, dated December 2, 2016. (Incorporated by reference to Post-Effective Amendment No. 141 to the Form N-1A Registration Statement, File No. 002-21789, as filed on January 31, 2017.)

	(c)	Amended and Restated Rule 12b-1 Plan for Deutsche Global Income Builder Fund – Class C shares, dated February 10, 2017. (Incorporated by reference to Post-Effective Amendment No. 143 to the Form N-1A Registration Statement, File No. 002-21789, as filed on March 15, 2017.)

	(d)	Rule 12b-1 Plan for DWS Alternative Asset Allocation Plus Fund (now known as Deutsche Real Assets Fund) – Class A shares, dated April 29, 2011. (Incorporated by reference to Post-Effective Amendment No. 82 to the Form N-1A Registration Statement, File No. 002-21789, as filed on April 29, 2011.)

	(e)	Rule 12b-1 Plan for Deutsche Real Assets Fund – Class T shares, dated December 2, 2016. (Incorporated by reference to Post-Effective Amendment No. 143 to the Form N-1A Registration Statement, File No. 002-21789, as filed on March 15, 2017.)

	(f)	Amended and Restated Rule 12b-1 Plan for Deutsche Real Assets Fund – Class C shares, dated February 10, 2017. (Incorporated by reference to Post-Effective Amendment No. 143 to the Form N-1A Registration Statement, File No. 002-21789, as filed on March 15, 2017.)

	(g)	Amended and Restated Rule 12b-1 Plan for Deutsche Real Assets Fund – Class R shares, dated February 10, 2017. (Incorporated by reference to Post-Effective Amendment No. 143 to the Form N-1A Registration Statement, File No. 002-21789, as filed on March 15, 2017.)

(11)		Opinion of and Consent of Counsel as to the legality of the securities being registered. (Incorporated by reference to Pre-Effective Amendment No. 1 to the Form N-14 Registration Statement, File No. 333-219089, as filed on September 1, 2017.)

(12)		Opinion and Consent of Counsel supporting the tax matters and consequences to shareholders discussed in the Prospectus/Proxy Statement. (Filed herein.)

(13)	(a)	Agency Agreement between Registrant and DWS Scudder Investments Service Company (now known as Deutsche AM Service Company), dated April 1, 2007. (Incorporated by reference to Post-Effective Amendment No. 75 to Form N-1A Registration Statement, File No. 002-21789, as filed on December 31, 2009.)

	(b)	Amendment No. 1 made as of July 13, 2016 to the Agency Agreement dated April 1, 2007. (Incorporated by reference to Post-Effective Amendment No. 138 to the Form N-1A Registration Statement, File No. 002-21789, as filed on November 30, 2016.)

	(c)	Amended and Restated Shareholder Services Agreement for Class A, Class C, and Class R shares between the Registrant and DeAWM Distributors, Inc. (now known as Deutsche AM Distributors, Inc.), dated February 12, 2016. (Incorporated by reference to Post-Effective Amendment No. 134 to the Form N-1A Registration Statement, File No. 002-21789, as filed on April 25, 2016.)

	(d)	Letter of Indemnity to The Scudder Funds (Chicago Board) dated September 10, 2004. (Incorporated by reference to Post-Effective Amendment No. 63 to the Form N-1A Registration Statement, File No. 002-21789, as filed on October 1, 2004.)

	(e)	Letters of Indemnity to the Independent Directors/Trustees dated September 10, 2004. (Incorporated by reference to Post-Effective Amendment No. 63 to the Form N-1A Registration Statement, File No. 002-21789, as filed on October 1, 2004.)

	(f)	Letter of Indemnity to The Scudder Funds (Chicago Board) dated September 10, 2004. (Incorporated by reference to Post-Effective Amendment No. 63 to the Form N-1A Registration Statement, File No. 002-21789, as filed on October 1, 2004.)

(g)	Amended and Restated Administrative Services Agreement between the Registrant, on behalf of Deutsche Global Income Builder Fund, and Deutsche Real Assets Fund, and Deutsche Investment Management Americas Inc., dated July 12, 2017. (Incorporated by reference to Post-Effective Amendment No. 145 to the Form N-1A Registration Statement, File No. 002-21789, as filed on July 27, 2017.)

(h)	Sub-Administration and Sub-Accounting Agreement among State Street Bank and Trust Company and Deutsche Investment Management Americas Inc., Scudder Fund Accounting Corporation, and Investment Company Capital Corp. dated April 1, 2003. (Incorporated by reference to Post-Effective Amendment No. 126 to the Form N-1A Registration Statement, File No. 002-21789, as filed on July 29, 2015.)

(i)	Amendment, effective as of January 20, 2017, to the Sub-Administration and Sub-Accounting Agreement dated April 1, 2003. (Incorporated by reference to Post-Effective Amendment No. 145 to the Form N-1A Registration Statement, File No. 002-21789, as filed on July 27, 2017.)

(j)	Schedule A, dated as of March 24, 2017, to Sub-Administration and Sub-Accounting Agreement dated April 1, 2003. (Incorporated by reference to Post-Effective Amendment No. 145 to the Form N-1A Registration Statement, File No. 002-21789, as filed on July 27, 2017.)

(k)	Securities Lending and Services Agreement between DWS Market Trust (now known as Deutsche Market Trust) and State Street Bank and Trust Company, dated July 10, 2013. (Incorporated by reference to Post-Effective Amendment No. 113 to the Form N-1A Registration Statement, File No. 002-21789, as filed on March 31, 2014.)

(l)	Securities Lending Authorization Agreement between DWS Market Trust (now known as Deutsche Market Trust) and State Street Bank and Trust Company, dated December 16, 2013. (Incorporated by reference to Post-Effective Amendment No. 113 to the Form N-1A Registration Statement, File No. 002-21789, as filed on March 31, 2014.)

(m)	First Amendment to Securities Lending and Services Agreement between DWS Market Trust (now known as Deutsche Market Trust) and State Street Bank and Trust Company, dated April 1, 2014. (Incorporated by reference to Post-Effective Amendment No. 113 to the Form N-1A Registration Statement, File No. 002-21789, as filed on March 31, 2014.)

(n)	First Amendment to Securities Lending Authorization Agreement between DWS Market Trust (now known as Deutsche Market Trust) and State Street Bank and Trust Company, dated April 1, 2014. (Incorporated by reference to Post-Effective Amendment No. 113 to the Form N-1A Registration Statement, File No. 002-21789, as filed on March 31, 2014.)

(o)	Second Amendment to Securities Lending and Services Agreement among Deutsche Market Trust, Deutsche Securities Trust and State Street Bank and Trust Company, dated February 4, 2015 (Incorporated by reference to Post-Effective Amendment No. 128 to the Form N-1A Registration Statement, File No. 002-21789, as filed on November 30, 2015.)

	(p)	Form of Mutual Fund Rule 22c-2 Information Sharing Agreement between Registrant and Deutsche AM Distributors, Inc. and certain financial intermediaries. (Incorporated by reference to Pre-Effective Amendment No. 2 to the Form N-14 Registration Statement, File No. 333-219089, as filed on September 20, 2017.)

	(q)	Form of Expense Limitation Agreement, dated October 1, 2007, between the Registrant and Deutsche Investment Management Americas Inc. (Incorporated by reference to Pre-Effective Amendment No. 2 to the Form N-14 Registration Statement, File No. 333-219089, as filed on September 20, 2017.)

(14)		Consents of Independent Registered Public Accounting Firms. (Incorporated by reference to Pre-Effective Amendment No. 2 to the Form N-14 Registration Statement, File No. 333-219089, as filed on September 20, 2017.)

(15)		Not applicable.

(16)		Power of Attorney (Incorporated by reference to Pre-Effective Amendment No. 1 to the Form N-14 Registration Statement, File No. 333-219089, as filed on September 1, 2017.)

(17)		Not applicable.

Item 17. Undertakings

(1)	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

INDEX OF EXHIBITS

EXHIBIT NUMBER	EXHIBIT TITLE

(12)	Opinion and Consent of Counsel supporting the tax matters and consequences to shareholders discussed in the Prospectus/Proxy Statement.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the registrant, in the City of New York and the State of New York on the 11th day of December 2017.

DEUTSCHE MARKET TRUST

By: /s/ Hepsen Uzcan

       Hepsen Uzcan

       President

As required by the Securities Act of 1933, the Registration Statement has been signed below by the following persons in the capacities indicated on December 11, 2017:

SIGNATURE	TITLE	DATE

/s/ Hepsen Uzcan
Hepsen Uzcan	President	December 11, 2017

/s/ Paul H. Schubert
Paul H. Schubert	Chief Financial Officer and Treasurer	December 11, 2017

/s/John W. Ballantine
John W. Ballantine*	Trustee	December 11, 2017

/s/Henry P. Becton, Jr.
Henry P. Becton, Jr.*	Trustee	December 11, 2017

/s/Dawn-Marie Driscoll
Dawn-Marie Driscoll*	Trustee	December 11, 2017

/s/Keith R. Fox
Keith R. Fox*	Chairperson and Trustee	December 11, 2017

/s/Paul K. Freeman
Paul K. Freeman*	Trustee	December 11, 2017

/s/Kenneth C. Froewiss
Kenneth C. Froewiss*	Vice Chairperson and Trustee	December 11, 2017

/s/Richard J. Herring
Richard J. Herring*	Trustee	December 11, 2017

/s/William McClayton
William McClayton*	Trustee	December 11, 2017

/s/Rebecca W. Rimel
Rebecca W. Rimel*	Trustee	December 11, 2017

/s/William N. Searcy, Jr.
William N. Searcy, Jr.*	Trustee	December 11, 2017

/s/Jean Gleason Stromberg
Jean Gleason Stromberg*	Trustee	December 11, 2017

*By:

/s/ Caroline Pearson

Caroline Pearson **

Chief Legal Officer

**	Attorney-in-fact pursuant to the power of attorney previously filed.